Filed by Shift Technologies, Inc..
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Shift Technologies, Inc.
Commission File No.: 001-38839
Date: August 9, 2022


SHIFT

Our Merger with CarLotz & Update on Business

Strategy Changes | August 2022

Disclaimer

This investor presentation (this "presentation") is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity, debt or other financial instrument of Shift Technologies, Inc. ("Shift)) or any of its affiliates. Shift or any of its affiliates or representatives expressly disclaim to the fullest extent permitted by law any and all liability based, in whole or in part, on the presentation or any information contained herein.

No Representation or Warranty; Trademarks

No representation or warranty, express or implied, is or will be given by Shift or any of its affiliates, directors, officers, employees or advisers or any other person as to the accuracy or completeness of the information in this presentation or any other written, oral or other communications transmitted or otherwise made available to any party in the course of its evaluation, and no responsibility or liability whatsoever is accepted for the accuracy or sufficiency thereof or for any errors, omissions or misstatements, negligent or otherwise, relating thereto. This presentation does not purport to contain all of the information that may be required to evaluate a possible investment decision with respect to Shift, and does not constitute investment, tax or legal advice. The recipient also acknowledges and agrees that the information contained in this presentation is preliminary in nature and is subject to change, and any such changes may be material. Shift disclaims any duty to update the information contained in this presentation. This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Their use or display in this presentation does not imply a relationship with or endorsement or sponsorship by Shift. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM© or ® symbols, but parties assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.

Disclaimer (cont'd)

Forward Looking Statements; Use of Projections

This document includes "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "forecast," "intend," "seek," "target," "anticipate," "believe," "expect," "estimate," "plan," "outlook," and "project" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of Shift's business are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) Shift's ability to sustain its current growth, which may be affected by, among other things, competition, Shift's ability to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (2) changes in applicable laws or regulations; (3) the possibility that Shift may be adversely affected by other economic, business, and/or competitive factors; (4) the operational and financial outlook of Shift; (5) the ability for Shift to execute its growth strategy; (6) Shift's ability to purchase sufficient quantities of vehicles at attractive prices; (7) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the stockholders of Shift or CarLotz for the transaction are not obtained; (8) litigation relating to the transaction; (9) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (10) risks that the proposed transaction disrupts the current plans and operations of Shift or CarLotz; (11) the ability of Shift and CarLotz to retain and hire key personnel; (12) competitive responses to the proposed transaction; (13) unexpected costs, charges or expenses resulting from the transaction; (14) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (15) the combined companies' ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies' existing businesses; and (16) legislative, regulatory and economic developments, and . You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Shift undertakes no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. Shift gives no assurance that it will achieve its expectations.

This presentation contains financial forecasts, which constitute forward-looking information. No independent auditors have studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, no opinion is expressed or provided or any other form of assurance with respect thereto for the purpose of this presentation. These projections are for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. In this presentation, certain of the above-mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Projections are inherently uncertain due to a number of factors outside of Shift's control.

Accordingly, there can be no assurance that the prospective results are indicative of future performance of Shift or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Disclaimer (cont'd)

Non-GAAP Financial Matters

This presentation includes certain non -GAAP financial measures, including "GPU" "Adjusted GPU" "EBITDA" and "Adjusted EBITDA". These financial measures are not prepared in accordance with accounting principles generally accepted in the United States ("GAAP " and may be different from non -GAAP financial measures used by other companies. These non-GAAP financial measures provide an additional tool for investors to use in evaluating ongoing operating results and trends. These non -GAAP measures with comparable names should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with GAAP. This presentation contains forecasted financial measures including Adjusted GPU and Adjusted EBITDA, which are non -GAAP financial measures. The Company did not reconcile these forecasted financial measures to the most comparable GAAP measure because certain information necessary to calculate such measures on a GAAP basis was unavailable or dependent on the timing of future events outside of the Company's control. For example, the GAAP numbers would require forecasting the impact of warrant impact adjustments and change in fair value of financial instruments, both of which could have a significant impact on the Company's consolidated results. Therefore, the Company was unable to reconcile, without unreasonable efforts, the forecasted financial measures to the most comparable GAAP measure.

Important Additional Information

In connection with the proposed transaction, Shift Technologies, Inc. ("Shift") intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the "SEC)", that will include a joint proxy statement of Shift and CarLotz, that also constitutes a prospectus of Shift (the joint proxy statement/prospectus)". Security holders of Shift and CarLotz are urged to carefully read the entire registration statement and joint proxy statement/prospectus and other relevant documents filed with the SEC when they become available, because they will contain important information. A definitive joint proxy statement/prospectus will be sent to Shift's shareholders and to CarLotz's shareholders. Security holders will be able to obtain the registration statement and the joint proxy statement/prospectus from the SEC's website or from Shift or CarLotz as described in the paragraph below.

The documents filed by Shift with the SEC may be obtained free of charge at the SEC's website at www.sec.gov. These documents may also be obtained free of charge from Shift by requesting them by mail at 290 Division Street, Suite 400, San Francisco, California. The documents filed by CarLotz with the SEC may be obtained free of charge at the SEC's website at www.sec.gov. These documents may also be obtained free of charge from CarLotz by requesting them by mail at 3301 W. Moore St., Richmond, Virginia 23230.

Participants in the Solicitation

Shift, CarLotz and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of CarLotz is set forth in the definitive proxy statement for CarLotz's 2022 annual meeting of stockholders, as previously filed with the SEC on April 29, 2022 and in CarLotz's Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 15, 2022, as supplemented by CarLotz subsequent filings with the SEC. Information about the directors and executive officers of Shift and their ownership of Shift shares is set forth in the definitive proxy statement for Shift's 2022 annual meeting of stockholders, as previously filed with the SEC on June 26, 2022. Free copies of these documents may be obtained as described in the paragraph above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Disclaimer (cont'd)

Adjusted Gross Profit

Management evaluates our business based on an adjusted gross profit calculation that removes the financial impact associated with milestones achieved under our Lithia warrant arrangement, which resulted in reductions in gross profit in our consolidated financial statements as applicable to the periods presented. This is a non-cash adjustment, and we do not expect any material future non-cash gross profit adjustments related to the Lithia warrant agreement. We examine adjusted gross profit in aggregate as well as for each of our revenue streams: ecommerce, other, and wholesale.

Adjusted Gross Profit per Unit

We define adjusted gross profit per unit ("Adjusted GPU)" as the adjusted gross profit for ecommerce, other and wholesale, each of which divided by the total number of ecommerce units sold in the period. Adjusted GPU is driven by ecommerce vehicle revenue, which generates additional revenue through attachment of our financing and protection products, and gross profit generated from wholesale vehicle sales. We present Adjusted GPU from our three revenues streams, as ecommerce Adjusted GPU, Wholesale Adjusted GPU and Other Adjusted GPU. We believe Adjusted GPU is a key measure of our growth and long-term profitability.

Adjusted EBITDA and Adjusted EBITDA Margin:

We define Adjusted EBITDA as net loss adjusted to exclude stock-based compensation expense, depreciation and amortization, net interest income or expense, impact of warrant remeasurement, warrant milestone impact, and other cash and non-cash based income or expenses that we do not consider indicative of our core operating performance. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by revenue. We believe Adjusted EBITDA is useful to investors in evaluating our performance for the following reasons:

- *Adjusted EBITDA is widely used by investors and securities analysts to measure a company's performance without regard to items such as those we exclude in calculating this measure, which can vary substantially from company to company depending upon their financing, capital structures, and the method by which assets were acquired.*
- *Our management uses Adjusted EBITDA in conjunction with GAAP financial measures for planning purposes, including the preparation of our annual operating budget, as a measure of performance and the effectiveness of our business strategies, and in communications with our board of directors concerning our performance.*
- *Adjusted EBITDA provides a measure of consistency and comparability with our past performance that many investors find useful, facilitates period-to-period comparisons of operations, and also facilitates comparisons with other peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results.*

Although Adjusted EBITDA is frequently used by investors and securities analysts in their evaluations of companies, Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our results of operations as reported under GAAP. These limitations include:

- *Stock-based compensation is a non-cash charge and will remain an element of our long-term incentive compensation package, although we exclude it as an expense when evaluating our ongoing operating performance for a particular period.*
- *Depreciation and amortization are non-cash charges, and the assets being depreciated or amortized will often have to be replaced in the future, but Adjusted EBITDA does not reflect any cash requirements for these replacements.*

- *Change in fair value of financial instruments is a non-cash gain or loss. Liability-classified financial instruments represent potential future obligations to settle liabilities by issuing the Company's common stock. Adjusted EBITDA does not reflect changes in the fair value of these obligations.*
- *Adjusted EBITDA does not reflect changes in our working capital needs, capital expenditures, or contractual commitments.*
- *Adjusted EBITDA does not reflect cash requirements for income taxes and the cash impact of other income or expense.*
- *Other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.*

Our Adjusted EBITDA is influenced by fluctuations in our revenue and the timing and amounts of our investments in our operations. Adjusted EBITDA should not be considered as an alternative to net income (loss), income (loss) from operations, or any other measure of financial performance calculated and presented in accordance with GAAP.

Table of Contents

Our Merger with CarLotz

SHIFT

Why Shift and CarLotz Win Together

1. Complementary Geographies
2. Leverage Shift's Technology in CarLotz Stores
3. Eliminate Duplicative Costs and Drive Cost Efficiencies

Notably, We Believe The Combined Cash Position Of An Estimated $125M+ Upon Closing Will Enable Us To Fully Fund Our Updated Business Plan, With No Anticipated Need for Additional Capital to Reach Break-Even

Ability to Leverage Strengths in Complementary Geographic Coverage and Strengthen Core Markets



Shift Key Markets

+ Benefits from CarLotz's unique consignment relationships for sourcing vehicles

CarLotz Retail Locations

+ Benefits from Shift's acquisition engine, dealer technology, and self-service checkout

Location Overlap

Pro-Forma Business Highlights

SHIFT + carlotz

1. Omni-channel offering combining brick and mortar and ecommerce retail
2. Significant revenue and cost synergies
3. Anticipated fully funded pro-forma business plan, with significant growth opportunities
4. Complementary geographic footprint
5. Diversified and differentiated inventory sourcing strategy

Deal Terms

Form of Transaction

- 100% stock-for-stock merger
- Shift to be surviving parent entity

Consideration

- Fixed exchange ratio of approximately 0.692158 Shift share for each CarLotz share, to be adjusted at close

Ownership Split

- ~53% Shift and ~47% CarLotz pro forma ownership based on full diluted common stock outstanding

Governance

- 10 member board to be comprised of 5 Shift board members, 3 CarLotz board members, 1 mutually agreed, and 1 CEO

Updated Shift Standalone Business Strategy

The New Shift Standalone Strategy Eliminates $80M of Annualized Costs; CarLotz Merger Estimated to Provide the $75M of Incremental Capital Needed to Reach Breakeven

1 **Streamlining most sales through Shift's most profitable online checkout channel,** which enables consumers to purchase a vehicle fully online

2 **Optimizing inventory mix and assortment for high-margin units**

3 **Focus market share capture in key markets** by reducing our hub footprint to Oakland, Los Angeles, and Portland. Notably, this will not change our serviceable area or customer base

4 **Reducing front-line roles and corporate positions by ~60%,** across remote and hub locations, and reducing corporate overhead costs

Key Objectives Going Forward

Achieve Positive Unit Economics From GPU Expansion And Leverage In Selling And Marketing, While Tightly Controlling G&A Expenses

Increase Penetration in Our West Coast Markets to Grow Ecommerce Units Sold

Scale Our Marketplace Business To Become a Significant Profit Center

SHIFT + carlotz

Integrate the Shift and CarLotz Businesses Upon the Close of the Merger, to Create a Profitable, Leading Used Auto Retailer

We expect Carlotz locations to be break-even in 2023 before revenue synergies from Shift's customer acquisition capabilities and ecommerce integration

Adj. GPU Expansion

1. Increased focus on Value vehicles[1], which have ~2x higher retail take (the difference between the acquisition and the sale price) than Core cars; notably, we've transacted Value cars very successfully through our online checkout channel
2. Continuing to drive improvements in F&I by optimizing partnerships and increasing attach rates
3. Launching new ancillary businesses that are complementary to the core Shift experience

Value Vs. Core Unit Economics[2]

	Core	Value	Value vs. Core
F&I	~$1,400	~$1,000	(29%)
Retail Take	~$1,500	~$3,000	100%
GPU	~$1,600	~$2,500	56%

Clear

Value Vehicles[1] have 55% higher GPU than Core Vehicles

(1) Defined as older than 8 years or >80,000 miles.
(2) Economics represent approximately the period of H1 2022.

...and Leverage in Selling Costs...

(1) All metrics are presented excluding shipping costs, which is a pass-through expense to the customer. Represents a period from March - May 2022.
(2) GPU is calculated as retail take, plus F&I revenue, less reconditioning and acquisition costs.

Selling Cost Leverage

1. Temporary elimination of in-person test drives and focus on our online checkout channel, which has ~40% lower selling costs per unit
2. Simplification from three fulfillment channels to one
3. Efficiencies in customer-facing and back-end processes, driven by online self-service checkout and further automation across operations

In-Person Selling vs. Online Checkout Channel Unit Economics[1]

	In-Person Selling	Online Checkout	Online vs. In-person
Retail Take	**~$1,700**	**~$1,900**	**~12%**
F&I Revenue	~$1,300	~1,200	**~(8%)**
GPU[2]	**~$1,600**	**~$1,600**	**-**
Selling Expenses	~($3,700)	~($2,300)	**~(38%)**
Contribution (excl. CAC)	**~($2,100)**	**~($700)**	**~(67%)**

Unit economics presented are *before* optimization of the online checkout channel; focusing our efforts on this channel will allow us to reach unit economic profitability in 2023

...Along With Significant Reduction in G&A, Gives us a Clear Path to Profitability

Our Path to Profitability

Lower volume to reach breakeven

1. Estimated **~30,000 ecommerce units to reach breakeven Adj. EBITDA**, optimizing for high-margin units
2. Units to be primarily transacted through Shift's online checkout channel
3. Consolidation of physical footprint to most mature markets

+

Adj. GPU Expansion

1. Increased focus on Value vehicles[1], which have **~2x higher front-end margin** than Core cars
2. Continuing to drive improvements in F&I by optimizing partnerships and increasing attach rates
3. **Adj. GPU at breakeven EBITDA estimated to be ~$3,600 - $3,800** excluding shipping costs[2], consistent with previously contemplated path to profitability model

+

Selling Cost Leverage

1. Temporary elimination of in-person test drives and focus on our online checkout channel, which has **~40% lower selling costs per unit** for the go-forward business
2. Simplification from three fulfillment channels to one
3. Efficiencies in customer-facing and back-end processes, driven by online self-service checkout and further automation across operations

+

Marketing and G&A Leverage

1. Expert significant, **immediate reduction in marketing expense** with lesser emphasis on brand marketing
2. Optimizing marketing spend via more efficient customer acquisition channels
3. Significant reduction in corporate headcount and other overhead spend
4. Modest growth in headcount going forward

= **Focusing on fewer, more profitable units, combined with ~$80M in annualized SG&A savings, will allow us to pursue positive Unit Economics in 2023 and company-wide breakeven EBITDA in 2024, requiring $75M of additional capital on a standalone basis. Our merger with CarLotz provides this financing need.**

Note: Any synergies Shift could recognize from the merger with CarLotz would be accretive to our plan
(1) Defined as older than 8 years or >80,000 miles.
(2) Shipping costs per unit for our online checkout channel are approximately $600, which is a pass-through expense to the customer.

Updated Shift Guidance

	H2 '22	FY '22
Ecommerce Units Sold	-	21,000 - 24,000
Revenue	$270M - $290M	$690M - $710M
Adj. GPU	$1,500 - $1,700	$1,600 - $1,700
Adj. EBITDA	($50M) - ($55M)	($133M) - ($138M)

We do not anticipate that our merger with CarLotz will have an impact on our 2022 financials